SMF ENERGY CORPORATION

ACKNOWLEDGEMENT

In connection with the registration statement on Form S-3, File Number 333-158328 (the “Registration Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by SMF Energy Corporation (the “Company”) with respect to the Company’s registration of 1,515,212 shares of its common stock to be sold by selling stockholders and 10,000,000 shares to be sold by the Company, and the comments of the Commission’s staff in its letter dated April 24, 2009, regarding the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMF ENERGY CORPORATION

By:	/s/ Richard E. Gathright
Richard E. Gathright, Chief Executive
Officer and President